

FOR IMMEDIATE RELEASE

SBS Technologies Reduces Guidance for the Quarter Ending September 30, 2005 but Reaffirms Guidance for the Fiscal Year

Albuquerque, New Mexico *(September 27, 2005)* **–** SBS Technologies® (**Nasdaq: SBSE**) today announced that sales for its first quarter of fiscal year 2006 ending September 30, 2005 are expected to be between $32 million and $33 million versus the Company's previous guidance for sales to be between $35 million to $37 million stated in its earnings press release dated August 9, 2005.

"The reduction is primarily due to a combination of supplier problems and customer delays that unfortunately were not resolved in time to allow the affected shipments to occur before the end of September," said Clarence Peckham, CEO of SBS Technologies. "Our supplier problems were caused by quality issues at two key suppliers. Although this delayed several shipments to our customers, these quality issues have since been resolved. Additional delays were caused by government customers not providing final approval of system qualification test results until it was too late to ship products in the quarter. Our bookings for the first quarter are on plan, and we believe that our previously stated outlook for the year is sound. Sales for the fiscal year ending June 30, 2006 are expected to be between $165 million and $175 million," continued Peckham.

Additional information will be provided in the Company's earnings press release to be issued after the close of markets on Tuesday, October 18, 2005.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or implied in the forward-looking statements. Among these factors are: timing of receipt of government production orders; continued health of SBS' end markets, including the semiconductor manufacturing equipment market and the telecommunications market; sales to Ericsson to continue during fiscal year 2006 at approximately the same dollar sales level as during fiscal year 2005; the rate of adoption of the new AdvancedTCA® standard in the telecommunications market; business and economic conditions generally affecting SBS' customers and their end customers, including but not limited to the changes in size and program priorities of military procurement budgets; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales or render certain SBS products obsolete; customer demand for and acceptance of SBS' products which may affect both sales and margins; SBS' ability to design, test and introduce new products on a timely basis; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2005 filed with the SEC.

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Contact: Jennifer D. Wade
             Investor Relations
             Tel. (505) 875-0600
             Fax. (505) 875-0404
             email: jwade@sbs.com